Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Critical Implications of the Proposed Qwest

MCI Merger: A Financial Analysis

Paul Robinson, Ph.D., CMA, CFM, Vice President

Robert A. Saunders, Research Director

The Eastern Management Group, Inc.

On March 14, 2005, The Eastern Management Group released its analysis of a Qwest purchase of MCI in a white paper entitled “Critical Implications of the Proposed Qwest-MCI Merger: An Industry White Paper.” In the report, we detailed a host of reasons why our firm believes a Qwest-MCI merger would result in an overall lessening of competition in the long-haul Internet traffic market, greater job losses, markedly reduced capital expenditure, and drastically less broadband deployment than would be the case under a Verizon acquisition of MCI. Since the release of that white paper, Qwest Communications International, Inc. has announced a revised, third bid for MCI Communications, Inc.

The new offer does not differ significantly from Qwest’s second bid for MCI, other than it raises the cash premium paid to MCI shareholders from $9.10 to $10.50 per share, resulting in a total offer of $26.00 per share up from $24.60. We believe the new offer is intended to sow further division between MCI shareholders who favor long-term investment prospects and those who acquired MCI shares for quick maximum profits. Our industry assessment of the competing offers continues to be that competition, customers, and the markets will all be better served by a Verizon-MCI merger rather than a Qwest takeover of MCI.

© The Eastern Management Group, 2005

Introduction

The financial community and The Eastern Management Group believe that Qwest, currently fourth among the regional Bell operating companies, is in danger of falling out of its peer group. We believe that Qwest’s management is under pressure to make a large acquisition that will improve its balance sheet and preserve the company’s standing vis-à-vis the other three RBOCs. As we pointed out in our white paper entitled “Critical Implications of the Proposed Qwest-MCI Merger: An Industry White Paper.”, the general perception on Wall Street is that an MCI acquisition is a MUST-HAVE for Qwest so that the company may begin to pay down its $17.3 billion debt load.1 The market forces driving this deal are as follows:

•	Qwest’s continued losses in the long distance market

•	Qwest’s lack of its own home-grown wireless capability[2]

•	Qwest’s lack of a directory-publishing business[3]

•	A core local telephone business that is tracking poorly when compared with industry trends

•	No offsetting growth businesses

Our analysis of Qwest’s financials and the parameters of the MCI deal suggests that Qwest is trying to save itself rather than build long-term shareholder value. The MCI acquisition accomplishes several things for Qwest: 1) reduces price competition by removing an aggressive bidder on enterprise contracts; 2) allows Qwest to scuttle its “Classic” assets, (i.e., the long haul network), and take over MCI’s; 3) cleanses the company’s balance sheet of its weak net debt-to-EBITDA4 ratio which has kept Qwest’s stock in high yield territory.

Despite the apparent attractiveness of MCI’s asset portfolio (including a profitable Internet backbone network which would narrow losses at Qwest Classic), we are not persuaded that overall effects of the takeover will provide the combined company with benefits promised by Qwest management. Our research shows that companies occasionally overestimate synergies, while underestimating integration costs when “selling” the acquisition to shareholders, regulators, and Wall Street. We believe this to be the likely case in the Qwest-MCI estimates. Our analysis suggests that the combined company faces significant downward pressures in the market, which do not appear adequately incorporated into Qwest’s portrait of the combined companies. Lastly, we foresee a liquidity crisis at Qwest-MCI based on the premium paid to MCI shareholders, lingering MCI bankruptcy issues, costs to unlock synergies, and hundreds of millions in “unconditional purchase obligations” for unnecessary capacity at Qwest Classic.

[1]	Miller, Greg and Chris Chapple, “Q: Is the Revised Bid Enough to Derail the Verizon/MCI Deal?—NEUTRAL,” Fulcrum Global Partners, February 28, 2005

[2]	Qwest’s current customer base of some 750,000 wireless customers comes through a resale arrangement with another carrier that effectively limits Qwest’s ability to market the wireless voice and data services that are increasingly in demand by large business customers.

[3]	Dex Holdings acquired Qwest’ directory services businesses in 2002 for $7 billion.

[4]	Earnings before interest, taxes, depreciation, and amortization

© The Eastern Management Group, 2005	- 2 -

MCI: A Solution to Qwest’s LD and Leverage Problems?

In our financial analysis we delved into the Qwest Classic business. Qwest Classic is the company’s name for long haul assets which predate its purchase of U S West. Our research shows that backing out the local division (U S West) financials, as well as an estimated $200-300 million in corporate overhead, Qwest’s long distance division is losing approximately $100-200 million of EBITDA per quarter.5 Acquiring MCI could help Qwest plug this severe profit leakage. As Bradley J. Wilson, Daniel Zito, and Christopher C. King of Legg Mason Walker put it, “We believe Qwest’s pursuit of MCI highlights its limited options to significantly remake its balance sheet and cost structure.”6 Inasmuch as MCI operates profitably, there could be several hundred million dollars of annual potential cost savings for Qwest. This picture does not, however, take into account the fact that the company would still be burdened by hundreds of millions of dollars in historical “unconditional purchase obligations” for services Qwest does not actually use (see Table 1).

Our analysis suggests that Qwest must also lower its leverage, i.e., the degree to which the business is utilizing borrowed money. Qwest has an $8 billion market capitalization and $14.3 billion in net debt7 thus giving the company a 3.7x net debt/EBITDA leverage ratio. This ratio is a primary contributor to Qwest’s “junk” ratings by the major rating agencies.8 MCI, which erased its historical debt when it emerged from Chapter 11 bankruptcy, has a $6.3 billion market capitalization and $1 billion in estimated net debt with an attractive leverage ratio of 0.5. Marrying the two companies would, in a best case scenario, yield a near investment grade rating of 2.6x net debt-to-EBITDA.9 If the combined company does not deliver on the promised synergies, on which the prospective net debt-to-EBITDA ratio depends, the investment ratings of Q-MCI may not even reach positive territory.

The Synergies of Qwest-MCI

The Eastern Management Group’s analysis of synergy expectations is a compelling reason to question the overall viability of the Qwest-MCI marriage. As mentioned above, it is not uncommon for acquiring companies to “over-sell” synergies to push through their acquisitions.

[5]	Cohen, Ido and Steve Glik, “More LD M&A? What’s Next?” Credit Suisse First Boston, February 3, 2005.

[6]	Wilson, Bradley J., Daniel Zito, and Christopher C. King “Qwest to Modify MCI Bid,” Legg Mason Wood Walker, February 18, 2005

[7]	Net debt is long term debt plus the short-term component less cash and cash equivalents.

[8]	In fact, Qwest’s dogged commitment to the MCI acquisition is threatening to push its rating even lower. In response to the takeover bid of MCI, Standard & Poor’s said in late February that it was planning on cutting Qwest’s debt ratings for Qwest Communications International Inc., putting the company “deeper into junk status.” (Source: “UPDATE 1-S&P Says May Cut Qwest Ratings,” Reuters News, February 25, 2005).

[9]	Barden, David W., Joseph Bende, Robert Dezego, Sven Eenmaa “Merger Monitor, Qwest Eyeing MCI Could Draw Verizon From Sidelines,” Banc of America, February 3, 2005.

© The Eastern Management Group, 2005	- 3 -

“Many studies over the past decade show that the majority of M&A deals result in worse returns for shareholders of acquiring companies than for their competitors. Business Week investigations in 2002 and 2004 showed that 61% of big deals hurt the buying company’s shareholders. Half of them also leave customers dissatisfied.”10

One of the main reasons for this failure in value-creation is overstating synergies and underestimating integration costs. We see this tendency in the Qwest offer to MCI. In its February 28, 2005 Securities and Exchange Commission 8-K filing, Qwest estimated annual savings from both operating expenditure (opex) synergies and capital expenditure (capex) synergies in a range of $2,300 – $2,700 million and $200 million, respectively. On February 4, 2005, JP Morgan, estimated opex synergies in a range of only $938 - $1,407 million and capex synergies ranging from only $83-$125 million. Credit Swiss First Boston estimated synergies in a range of $700-900 million and $200 million for opex and capex respectively (See Table 2).

CIBC World Markets expressed skepticism over Qwest’s $14.8 billion cost-savings or “synergy” estimates. The investment firm Morgan Keegan noted the projections came as Qwest was trying to “sell this transaction.”11

Fulcrum Partners is similarly concerned:

[G]iven the size of a proposed Qwest/MCI relative to a Verizon/MCI or even SBC/AT&T (which expects about $15 billion of synergies), it causes us to believe Qwest’s estimation of synergies might be too aggressive… we are somewhat skeptical that a Qwest deal could generate more than twice the amount of synergies than a Verizon deal.12

Public statements by MCI’s management have also thrown doubt on their belief in the “achievability” of Qwest’s synergy expectations.13 According to the Associated Press:

MCI has been hesitant to change partners out of concern that Qwest is in weak financial condition and faces a grim business outlook, making its shares a riskier proposition to accept as payment compared with Verizon’s stock.14

Qwest estimates the combined company EBITDA growth in excess of nine percent compound annual growth rate. We do not believe this to be feasible taking into account the downward pressures on both Qwest and MCI’s businesses.

Telecommunication services continue to be, at least partly, driven by economic growth factors within each regional Bells’ operating region. We do not believe that Qwest’s region is exhibiting economic growth rates sufficient enough to warrant a more bullish stance on the company’s growth prospects relative to the other RBOCs. While having settled with

[10]	Henry, David “Have Dealmakers Wised Up?” Business Week, February 10, 2005.

[11]	Smith, “Qwest Gets Opening,” ibid.

[12]	Miller, Greg and Chris Chapple, “Q: Is the Revised Bid Enough to Derail the Verizon/MCI Deal?—NEUTRAL,” Fulcrum Global Partners, February 28, 2005.

[13]	Miller and Chapple, ibid.

[14]	Meyerson, Bruce, “MCI Chief Executive Gets $13.5 Million,” Associated Press Newswire, March 4, 2005

© The Eastern Management Group, 2005	- 4 -

the SEC, Qwest also faces an uncertain outcome regarding its investigations from the Department of Justice, and there remains risk that the company will be required to pay an undetermined amount to the government. In order for the shares of Qwest to move upward, either investors must be willing to pay a premium valuation multiple based on 2005 enterprise value to revenue or EBITDA, or investors must anticipate a marked improvement in operating margins and EBITDA margins at least on a par with, or better than, its regional Bell peers. We do not anticipate this occurring in 2005 and, while we expect mild improvement, we do not believe this will be sufficient to enable shares of Qwest to move materially higher.15

Despite these pressures on Qwest, the company is claiming that its synergies would be equivalent with those of the SBC-AT&T merger even with the much smaller size of Qwest-MCI. According to one estimate projected value of the synergies in an SBC/AT&T combination is worth about 16 percent of pro forma combined equity value; in the case of Verizon/MCI it is about seven percent; and in Qwest/MCI, Qwest claims the synergy value would be equal to about 122 percent of pro forma combined equity value.16

A Looming Liquidity Crisis

If the merger goes through, The Eastern Management Group believes Qwest Communications could face a liquidity crisis. Qwest estimates that “reasonable opex/capex investments required to unlock vales [will total] approximately $2.7 billion.”17 As of December 31, 2004, MCI and Qwest had a total of $6.2 billion in cash and equivalents (1.7 billion for Qwest and 4.45 billion for MCI).18 Qwest’s 2004 10-K notes that the company will have to refinance $2.7 billion in long-term debt during 2006-07.19 Thus, in total, Qwest will need $5.4 billion in cash outlay subsequent to deal closure. This is a significant and perhaps daunting requirement out of the starting gate. Hence, any loss of the synergies could be devastating. In addition to these costs, one must also consider the following:

•	Qwest will be required to pay approximately $3.0 billion in cash to MCI’s current shareholders

•	Another $2.0 billion or more will be spent to settle MCI’s remaining bankruptcy-related claims (which is made larger by Qwest’s unknowable litigation liabilities)

•	Around $500 million will apparently be required to deal with restructuring charge reserves at Qwest

•	Hundreds of millions of “unconditional purchase obligations” for unnecessary capacity[20]

[15]	Bowen, Michael and Eugene Park, “Qwest Provides Q-MCI Synergy Details, but Verizon Will Likely Still Prevail,” Friedman Billings Ramsey, March 2, 2005.

[16]	Verizon Communications, public letter to executive management of MCI Communications, March 16, 2005.

[17]	Qwest SEC 8-K filing, February 28, 2005

[18]	Qwest 10-K filing, February 18, 2005 and MCI 10-K filing, March 16, 2005.

[19]	Qwest 10-K filing, February 18, 2005.

[20]	Verizon, ibid. Based on the announcement that Qwest is adding $1.40 per share in cash to the original bid of $24.60 ($9.10 of which was in cash including regular dividends), The Eastern Management Group estimates that the total amount of cash paid to MCI shareholders will be $3.34 billion based on a number of 318,000,000 shares outstanding.

© The Eastern Management Group, 2005	- 5 -

These figures are, frankly, disturbing especially when one considers the alternative offered under a Verizon-MCI merger.

Conclusion

Despite the increase in the share price offer to MCI shareholders, The Eastern Management Group continues to maintain its original position on the Qwest-MCI merger. We believe that Verizon’s size and industry position grants substantially more stability to stakeholders. Furthermore, we feel that capex trends and realizable commitments on both sides favor a Verizon-MCI match-up. We also believe the due diligence conducted by Verizon in the months leading up to the February 14th announcement of a merger have resulted in reasonable estimates of synergies. The research we conducted for this financial analysis suggest that Qwest’s unflagging pursuit of MCI is driven by diminishing opportunities to improve the company’s balance sheet, enduring difficulties in the company’s long distance business, and a poor market position vis-à-vis its peers. In order to sell the deal to the industry, regulators, and shareholders, Qwest has overestimated synergies between its business and its competitor MCI and underestimated integration costs to make the deal look rosier than it probably is. If Qwest triumphs, we believe the combined company’s incurred expenses will result in liquidity crisis based on purchase obligations, outstanding bankruptcy claims at MCI, and, most importantly, the multibillion dollar premium which will need to be paid to MCI’s shareholders. We are doubtful that combined Qwest-MCI will have the financial wherewithal to deliver on the many promises. In our view, MCI has made its preference for a marriage with Verizon clear—Qwest needs to leave well enough alone.

© The Eastern Management Group, 2005	- 6 -

Appendix:

Table 1:

	Payments Due by Period
	2005	2006	2007	2008	2009	Thereafter	Total
	(Dollars in millions)
Future Contractual Obligations
Long-term debt	$591	$494	$2,249	$595	$1,315	$12,000	$17,244
Interest on debt	1,496	1,432	1,339	1,202	1,133	7,566	14,168
Capital lease and other obligations	22	19	20	18	15	28	122
Operating leases	324	279	257	231	205	1,393	2,689

Subtotal	2,433	2,224	3,865	2,046	2,668	20,987	34,223

Purchase commitment obligations
Telecommunications commitments	435	204	122	61	10	—	832
IRU operating and maintenance obligations	20	19	19	19	19	236	332
Advertising and promotion	53	36	31	31	31	214	396
Services	274	264	199	196	166	89	1,188

Total purchase commitment obligations	782	523	371	307	226	539	2,748

Total future contractual obligations	$3,215	$2,747	$4,236	$2,353	$2,894	$21,526	$36,971

(Source: Qwest Communications International, Inc. 10-K, February 22, 2005)

Table 2:

Qwest/MCI Annual Merger Synergies

	Range ($M)		Midpoint ($M)
	Opex	Capex	Opex	Capex
Qwest	2,300 -2,700	200	2,500	200
JPM	938 - 1,407	83 -125	1,172	104
CSFB	700 - 900	200	800	200

Source: Qwest JP Morgan and Credit Swiss First Boston estimates

© The Eastern Management Group, 2005	- 7 -

The Eastern Management Group, Inc.

The Eastern Management Group is one of the oldest and largest management consulting firms focused exclusively on the communications industry. For more than a quarter century, The Eastern Management Group has served over 400 communications industry clients worldwide including every major carrier, manufacturer and software company. The Eastern Management Group has done and continues to do work for Verizon. The Eastern Management Group has offices in the U.S. and Japan.

The Eastern Management Group

1031 US Highway 22

Bridgewater, N.J. 08807

T: (908) 707-4200

F: (908) 707-8767

www.easternmanagement.com

© The Eastern Management Group, 2005	- 8 -

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.